UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NAM TAI PROPERTY INC.

(Name of Subject Company (Issuer))

NAM TAI PROPERTY INC.

(Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

629865 205

(CUSIP Number of Class of Securities)

Shan-Nen Bong, Vice President Finance and Administration

Gushu Community, Xixiang Street, Baoan, Shenzhen,

People’s Republic of China

Tel: (755) 2749 0666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Julian Lin

Jones Day

31st Floor. Edinburgh Tower, the Landmark

15 Queen’s Road Central

Hong Kong

(852) 3189-7282

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,500,000	$1,917.30

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value is based on the purchase of 3,000,000 shares of common stock at a price of $5.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed with the Securities and Exchange Commission by Nam Tai Property Inc., a British Virgin Islands corporation (the “Company”), in connection with the Company’s offer to purchase up to 3,000,000 shares of its common stock, par value $0.01 per share at a price of $5.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2015, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer of the securities subject to the Tender Offer is Nam Tai Property Inc, a British Virgin Islands corporation. The address of its principal executive office is Gushu Community, Xixiang Street, Baoan, Shenzhen, People’s Republic of China. The telephone number of its principal executive office is (755) 2749 0666.

(b)	Securities. This Schedule TO relates to the Company’s shares of common stock, par value $0.01 per share (the “Company Common Stock”). As of March 1, 2015, there were 42,618,322 shares of Company Common Stock issued and outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Price Range of the Shares/Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above of this Schedule TO. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the sections of the Offer to Purchase titled “Introduction” and “Summary Term Sheet” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the section of the Offer to Purchase titled “Introduction” and “Summary Term Sheet” are incorporated herein by reference.

(c)	Plans. The information set forth in the sections of the Offer to Purchase titled “Introduction”; “Summary Term Sheet” and “The Tender Offer—Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Purchase under “The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Offer to Purchase titled “The Tender Offer—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”; and “The Tender Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase, dated April 28, 2015.

(a)(1)(B)*	Letter of Transmittal including IRS Form W-9.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated April 28, 2015.

(b) *	Not applicable.

(d)(1)	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

(d)(2)	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

(d)(3)	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

(d)(4)	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2015

NAM TAI PROPERTY INC.

By:	/s/ M.K. Koo
Name: M.K. Koo
Title: Executive Chairman and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated April 28, 2015.

(a)(1)(B)*	Letter of Transmittal including IRS Form W-9.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated April 28, 2015.

(b)*	Not applicable.

(d)(1)	2006 Stock Option Plan of Nam Tai Property Inc., adopted February 10, 2006 and approved on June 9, 2006 (incorporated by reference to Exhibit A attached to Exhibit 99.1 of the Form 6-K furnished to the SEC on May 15, 2006).

(d)(2)	Amendment to 2006 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-136653 included with the Company Form 6-K furnished to the SEC on November 13, 2006).

(d)(3)	Amended 2001 Option Plan of Nam Tai Property Inc. dated July 30, 2004 (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2004 filed with the SEC on March 15, 2005).

(d)(4)	Amendment to 2001 Stock Option Plan of Nam Tai Property Inc. (incorporated by reference to Exhibit 4.1.1 to the Company’s Registration Statement on Form S-8 File No. 333-76940 included with Company’s Form 6-K furnished to the SEC on November 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.